December 18, 2012

VIA EDGAR Correspondence

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands Home & Security, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 22, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 5, 2012

Form 8-K

Filed October 23, 2012

File No. 1-35166

Dear Mr. Decker:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filings on Form 10-K, Form 10-Q and Form 8-K of Fortune Brands Home & Security, Inc. (the “Company”) in the Staff’s letter dated December 14, 2012 (the “Comment Letter”) addressed to Mr. E. Lee Wyatt, Jr., Chief Financial Officer of the Company.

Per the phone conversation between Edward Wiertel, Senior Vice President, Finance, of the Company, and Nudrat Salik on December 17, 2012, Ms. Salik indicated that the Staff would be willing to grant the Company an extension until January 11, 2013 for the Company to submit its response to the Comment Letter. Accordingly, the Company will submit its response to the Comment Letter on or before January 11, 2013.

Please contact the undersigned at (847) 484-4540 should you require additional information or have any questions.

Very truly yours,

/s/ Edward Wiertel

Senior Vice President, Finance